AURORA GOLD CORPORATION

c/o Coresco AG

Level 3, Gotthardstrasse 20, 6300

Zug, Switzerland

September 5, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention:  John Reynolds, Assistant Director

    George Schuler, Mining Engineer

Re:	Aurora Gold Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-24393

Dear Madam or Sir:

This letter is in response to your comment letter dated August 7, 2014 (“Comment Letter”) related to the above referenced filing.

Our responses to the Comment Letter are as follows:

Form 10-K for Fiscal Year Ending December 31, 2013

Mining and Exploration Properties, pages 5 & 14

1.	We note your disclosure in this section of JORC compliant inferred resource as mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage with an average grade of the selected minerals. Mineralized material may only be reported as an in-place tonnage and grade. Estimates of contained metals or total ounces, in mineralized material, may not be reported, as these can be confused with reserves. Please note that mineralized material does not include material reported as reserves or the tonnage (volumes) and grades estimated by using geologic inference, which are sometimes classified as “inferred” or “possible” by some evaluators. Please remove the terms inferred resources and all associated estimates from your filing.

Response: In response to this comment, we have revised our disclosures on pages 7 and 17 of our amended filing to state that:

The Company has calculated a body of mineralized material to Guide 7 standards of 2.1 million tons at a grade of 2.1 grams per metric ton at a cut off grade of 0.5 grams per metric ton.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

2.	Please disclose the following information for each of your properties:

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: In response to this comment, we have revised our disclosures beginning on page 24 of our amended filing by adding the following:

BRAZILIAN EXPLORATION PERMIT PROCESS

APPLICATION

In order to obtain a mineral exploration permit, the interested party must present an application addressed to the DNPM, containing the following information and documentation:

(i) For individuals, name and proof of Brazilian nationality, marital status, occupation, domicile and number of enrolment with the Individual Taxpayers’ Registry of the Ministry of Finance (CPF/MF). For companies, corporate name, number of registration of the company’s articles of association/by-laws at the proper commercial registry, head office address and number of enrolment with the National Registry of Legal Entities (CNPJ);

(ii) Proof that the corresponding fees have been paid;

(iii) Designation of the substances to be prospected for;

(iv) Indication of the surface extension of the area applied for, expressed in hectares, and the municipality and state where the property is located;

(v) Memorandum containing the description of the requested area;

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

(vi) Plan map of the location of the area, indicating the graphic definition and the main cartographic elements of the area; and

(vii) Prospecting work plan, including the budget and the schedule for the performance of the work.

Non-presentation of the documents listed above will cause prompt dismissal of the application by the Department of National Production Minerals (“DNPM”). The applicant will be entitled to complete any missing information or documentation within 60 days from the publishing of the notice to meet such requirements by the DNPM. A fee must be paid by the applicant presenting the application to the DNPM.

PRIORITY RIGHTS

The applicant for a mineral exploration permit, whose application is related to an area considered as free, shall be granted the priority in obtaining the respective title. Therefore, the first application presented to the DNPM for a certain area shall constitute, in general, a priority right. The area will be considered as free when:

(i)	the area is not bound to any other exploration permit, permit registration, mining concession, mine manifest, aerial geological recognizance permission, or any extraction registration by the federal, state and municipal agencies of the direct administration or by independent governmental agencies;

(ii)	the area is not the object of a previous application for an exploration permit, or in cases where there is a previous application, such previous application is subject to prompt dismissal;

(iii)	the area is not the object of a previous permit registration request, or if tied to a permit, the registration of such permit will be requested within 30 days of its issuance date;

(iv)	the area is not the object of a previous extraction registration request filed by any federal, state and municipal agencies of the direct administration or by independent agencies;

(v)	the area is not tied to a request for renewal of an exploration permit, presented in time and pending approval;

(vi)	the area is not tied to an exploration permit with a final report presented in time and pending approval; and

(vii)	the area is not bound to an exploration permit with a final report approved and the legal right to request the mining concession still in force.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

SIZE OF AREA

The mineral exploration permits are limited to the following maximum areas:

(i)	2,000 hectares for deposits of metalliferous mineral substances, mineral fertilizers, coal, diamonds, bituminous and pyrobituminous rocks, turf and salt-gem;

(ii)	50 hectares for deposits of sands, gravels and grits for the immediate use in the construction industry; rocks and mineral substances for paving blocks, curbstones, gutters, posts and the like; clay used to manufacture ceramics; rocks, stamped for immediate use in construction industry and limestone used as soil corrective element in agriculture; mineral waters, bottled and drinking waters; sands for industrial use; feldspar; gems (except diamonds); ornamental stones and micas;

(iii)	1,000 hectares for deposits of mineral external rocks and other substances not indicated in items (i) and (ii) above;

(iv)	10,000 hectares for deposits of minerals indicated in item (i) above for areas located in the Amazônia Legal; and

(v)	5 hectares for deposits of mineral substances for the immediate use in the construction industry, which extraction will be carried out by the federal, state and municipal agencies of the direct administration or by independent agencies.

DURATION

A mineral exploration permit shall be valid and legally in force for a minimum of one year and a maximum of three years from the date of its issuance. Said permit can be successively renewed at the discretion of the DNPM, upon the request of the titleholder. The exploration permit shall be valid for two years in the cases of prospecting of mineral substances indicated in item 4.2.3 (ii) above. For exploration of other substances, the permit shall be valid for three years.

In order to renew the permit, the DNPM shall take into consideration the development of the work performed. The request for renewal of the permit must be presented 60 days prior to the expiration date of the original permit or the previous renewed permit. As to the renewal request, a report must be presented of the work already carried out, indicating the results achieved, as well as reasons justifying continued work. The renewal of the permit does not depend on the publication of a new permit, but only on the publication of the decision to renew.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

In the event of partial interference in the area requested and provided that exploration in the remaining area will be justified and considered as technically and economically feasible by the DNPM, the applicant shall be previously consulted to determine if said applicant would be interested in readjusting the application for the remaining area. If the request was dismissed due to the unavailability of the requested area, the applicant shall not be entitled to any claim.

REPORT

The holder of an exploration permit must provide any information requested by the DNPM at the end of the work program and within the validity period of the mineral exploration permit. The holder must present a final report to the DNPM containing geological and technological studies relating to the size of the deposit, as well as demonstrative analysis of the technical and economic feasibility of the exploitation. Such report must be prepared under technical responsibility of a legally qualified professional and must also contain:

(i) information on the area, means of access and communication;

(ii) plan of the geological survey;

(iii) description of the main aspects of the deposit;

(iv) quality of the mineral substance and definition of the deposit;

(v) genesis of the deposit, as well as its qualification and comparison to similar deposits;

(vi) report of the industrialization assays;

(vii) demonstration of the economic feasibility of the deposit; and

(viii) necessary information for the calculation of any resources on the license, such as the density, area, volume and content.

The final exploration report must be presented independent from the results of the work and shall conclude for the feasibility or non-feasibility of the exploitation development, or for the non- existence of the deposit. The holder of an exploration permit who does not present a final report within the date established by the regulations will be fined. Nevertheless, the exemption from presentation of the report is permitted in certain cases of permit relinquishment by the titleholder. The DNPM must confirm the relinquishment, provided it happened in one of the two following instances:

(i)	at any time, if the titleholder has not been successful at entering the area, despite all the efforts made, including judicial means; or

(ii)	before one-third (1/3) of the term of duration of the exploration permit has passed.

OBLIGATIONS

The titleholder of an exploration permit shall be obliged to:

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

(i) perform work only within the area specified in the authorization;

(ii) respect the rights of third parties, indemnifying them for damage and losses caused;

(iii) communicate to the DNPM the discovery of a mineral substance not included in the authorization;

(iv) remove the substances extracted from the area object of the permit for analysis and industrial experiments only with prior authorization of the DNPM (Utilization Bill) and in accordance with the applicable environmental legislation;

(v) start the work within 60 days of the date of the publication of the permit in the Official Gazette of the Federal Executive or as from the judicial ingress in the area to be explored;

(vi) not interrupt the work without justification for more than three consecutive months or for more than 120 non-consecutive days;

(vii) compensate the surface owner or possessor for the occupation of the land and for damage or loss caused by the work; and

(viii) present a final prospecting report.

Besides the fee to be paid for obtaining the mineral exploration permit, the titleholder must also pay to the DNPM an annual fee per each hectare. The fee is established at progressive values, considering the substance, place and size of the area, among other conditions.

RIGHTS

The titleholder of an exploration permit may execute the respective work and necessary auxiliary services, as well as work on land of private or public domain included in the area indicated on the exploration title. The titleholder shall be assured the right of free passage on the private property, including the soil and subsoil in the title area, as well as in neighboring areas, for performance of the respective work. The titleholder of a set of exploration permits for the same mineral substance inneighboring or close areas shall be entitled and authorized to present a single research plan and final report, involving and covering the whole set.

TRANSFERABILITY

The mineral exploration permit is a title that can be assigned, totally or partially, to anyone who is in condition to execute the work under such permit in accordance with the applicable legislation. The applications for exploration permits are also transferable, once the respective priority right is assured. The transfer of the permit must be communicated to the DNPM for approval and registration. It will only be legally valid after such procedure is complete.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

SANCTIONS

Failure to comply with the obligations derived from exploration permits, depending on the seriousness of the infraction, shall result in the following sanctions imposed by the DNPM: warning, fine or forfeiture.

UTILIZATION BILL

It is possible to extract mineral substances before the mining concession is granted, by means of a Utilization Bill. Extraction may only occur if the interested party has obtained a proper environmental license, and has entered into an agreement with the surface owner as to the extraction work.

SECURITY OF TENURE

After the completion of prospecting work in accordance with the legal provisions and after the approval of the final report by the DNPM, the titleholder shall have the exclusive right to request a mining concession for the area. In this case, the concession can only be refused if the mining work is considered harmful to the public or compromises interests that are more relevant than industrial exploitation.

After the filing of the application for the mining concession and after the approval of the mine’s development plan by the DNPM, the mining concession cannot be refused by the Government. Once the mining concession has been granted and all the legal requirements and provisions duly observed, the concession cannot be cancelled.

3.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property. Access to the project site can be achieved by light airplane directly into São Domingós from Itaituba or via road of varying quality which is inaccessible during certain times of the year.

Response: In response to this comment, we have added the following disclosure beginning at page 19 of our amended filing:

Itaituba is a township with a population of approximately 120,000, which predominantly supports artisanal mining, farming, agriculture and fishing, and is located approximately 240 kms north of the project area. Itaituba is situated between Belem and Manaus both are cities of greater than two million people and are located on the Amazon River.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Itaituba
Belem 1200 km
Amazon
Natal
Rio de Janeiro
Rio Tapajos
Rio Jamanxim
300 km
240 km
TransAmazonica
BR-230
Rio Crepori
BR-163
Moraes
Agua Branca
70 km
Sao Domingo Project
107 km
Creporizao
TrG
TransGarimpeiro
110 km
Rio Novo
Novo Progresso
Cuiaba 1180 km
N
S
E
W
0
10
50
100 km

Project Geology

The geology of the São Domingós property is predominantly composed of paleoproterozoic Parauari Granites that play host to many gold deposits in the Tapajós Basin. Granites typical of the younger Maloquinha Intrusive Suite have been noticed in the project area, and basic rocks considered to be part of the mesoproterozoic Cachoeira Seca Intrusive Suite occur around the Esmeril area.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Within the São Domingós project area the main structures strike NE-SW to E-W. Nearly all documented quartz veins run parallel to this general tectonic trend. Gold, silver, sphalerite, galena, pyrite, chalcopyrite, millerite, malachite and azurite are common minerals found within the rocks within the São Domingós project area. Mineralised rocks in the project area can have elevated copper and oxidized specimens can show significant azurite and malachite.

The Fofoca prospect lies NNE of the village of São Domingós. Previous work by garimpeiros is obvious by the presence of a water filled pit, anecdotally 30 metres deep in some parts, excavated during the 1990’s by garimpeiros exploiting an east west striking quartz vein and adjacent stockwork system. The water filled pits follow the vein and continue to the east where it splits into two pits. It is possible that these pits represent a bifurcation of the vein. Water ingress and poor wall instability saw the cessation of excavation and subsequently old stockpiles were re-treated. The area may have been subject to late stage faulting which has resulted in offsetting the mineralized structure. This 'offsetting' NE-SW trending fault is as yet untested by drilling, but a recent geophysical survey supports the interpretation. This model suggests that the Cachoeirinha prospect is in fact the western off set extension of Fofoca.

Diamond drilling has defined an E-W striking quartz vein of approximately 300 metres in strike length at Fofoca. This structure, which is in the order of 0.5 to 1 metres wide and hosted within the Parauari Granites, is the core of the mineralised zone at Fofoca. Around the ‘high grade’ core of quartz veining associated sulphides and weakly developed stockwork is a ‘low grade’ alteration halo. The stockwork appears poorly developed and is spatially restricted, so mineralization does not extend to any significant distance from the primary vein and thus contacts can be considered sharp. The Fofoca vein has been intersected at depths of over 150 metres and is still considered open at depth, one of the targets of the ill-fated 2008 Fofoca drill program was to target extensions of mineralization at depth. Along strike and down dip the vein is interpreted to vary in thickness locally but to no significant degree. The current interpretation is that the Fofoca vein is terminated to the west by late stage faulting and that the Cachoerinha mineralization is the offset continuation of Fofoca some 400 metres west. A creek crosses the Fofoca vein to the east and to the author's knowledge no work has been down to close of the mineralization to the east, as such it still remains open.

Gold, sphalerite, galena, pyrite and chalcopyrite are commonly associated with the Fofoca vein and where no petrographic, though it is believed that gold mineralization is in some way associated with sulphide mineralogy. Further work needs to be completed better understand the geochemical characterization of the mineralization at Fofoca and to use this knowledge as an exploration model for other targets in the project area.

Initial geological mapping indentified the occurrence of ’red’ granite considered to be part of the Maloquinha Intrusive Suite. At least three deformation events have been seen in field observations, but the dominant feature seems to strike approximately ENE-WSW. Around old workings highly altered and weathered granitic rocks as well as and tuffaceous volcanic rocks and breccias have been identified.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

Response: In response to this comment, we have revised our disclosure beginning on page 28 of our amended filing by adding the following language:

.

São Domingos Project in the Municipality of Itaituba, in the Tapajos gold province of the State of Para, Brazil.

a)	DNPM Processes 850.684/06: 1,985.91 ha

Aurora has good title over the mineral rights object of the DNPM Process No. 850.684/06, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. Aurora is the sole registered and beneficial holder of and owns and possesses good title to the referred mineral rights. On September 13, 2006 Aurora submitted to DNPM one Exploration Claim for gold covering an area of 4914.18 ha in the Municipality of Itaituba, State of Pará. According to the information obtained such claim was correctly prepared and the required documents are in place but the area will be reduced to 1,985.91 due to overlapping with third parties’ areas with priority rights. The Exploration Permit has not been granted yet. The above-mentioned area is not related to any payments or royalties to third parties since Aurora claimed them directly.

b)	DNPM Processes 850.782/05: 6,656.20 ha

Aurora has good title over the mineral rights object of the DNPM Process No. 850.782/05, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes.  On November 8, 2005 it was submitted to DNPM the Exploration Claim for gold in the Municipality of Itaituba, State of Pará.  The Exploration Permit was granted on November 28, 2006 for a 3 (three) year period.  The transfer to Aurora was approved on March 24, 2009 and on September 28, 2009 it was requested the renewal of the Exploration Permit.  This area was reduced from 6,756 ha to 5,651.98 ha due to the overlapping with Garimpeira (alluvial) Mining properties held by Mr. Celio Paranhos.  However the DNPM ́s general attorney in Brasilia agreed with Aurora’s legal thesis and nullified all applications filed by Mr. Paranhos (about to 1,900 applications).  A new Exploration Permit rectifying the previous one was granted on August 20, 2010 for a 3 (three) year period, for an area of 6,656.20 hectares.  An application has been lodged for the extension of the license and Aurora is awaiting the results of this.  The renewal will be for a further 3 years and is expected to be granted in the near future.  The Annual Fees per Hectare (TAHs) for the 1st and 2nd years of the extension period have been properly paid.  The annual fee for the third year was paid in January 2013.  No payments or royalties are due regarding the DNPM Process 850.782/05 since it was acquired through a permutation agreement with Altoro Mineração Ltda.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

c)	DNPM Processes 850.012/06 and 850.013/06: 1,128.08 ha and 750.55 ha respectively

The exploration claims were submitted to DNPM on January 19, 2006, for gold covering an area of 1,128.08 ha and 750.55 ha respectively, in the Municipality of Itaituba, State of Pará. According to information obtained such claims were correctly prepared and the required documents are in place. The tenements 850.012/06 and 850.013/06 are held by Mr. Antonio Oliveira Ferreira and were submitted to DNPM on January 19, 2006. The tenements are located at Itaituba, State of Pará and are valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes, but the area was blocked since it is inside of a Garimpeira Reserve. The transfer to Aurora will be submitted after the Exploration Permits are granted. There are no payments or royalties related to the tenements according to the agreement entered into with the previous owner.

d)	DNPM Process 850.119/06: 1,068.72 ha

Direct access to the files of this Project at DNPM’s office were not sited, however analysis is based on the then current information provided on DNPM’s website. The exploration claim was submitted to DNPM on March 7, 2006, for gold covering an area of 1,068.72 ha, in the Municipality of Itaituba, State of Pará. Aurora has good title over the mineral rights object of the DNPM Process No. 850.119/06, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. Aurora is the sole registered and beneficial holder of and owns and possesses good title to the referred mineral rights. The Exploration Permit has not been granted yet. The above-mentioned area is not related to any payments or royalties to third parties since Aurora claimed them directly.

e)	DNPM Process 859.587/95: 5,000 ha

The tenement 859.587/95 is held by Aurora and is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. It is located at the Municipality of Itaituba, State of Pará. On November 27, 1995 it was submitted to DNPM the Exploration Claim for gold. The Exploration Permit was granted on September 15, 2006 for a 3 (three) years period covering an area of 5000 ha, and it was valid until September 15, 2009. On July 15, 2009 it was requested the renewal of the Exploration Permit, which was granted on June 14, 2012. The renewal is valid until June 14, 2015, when a Final Report must be submitted to DNPM with the results of the Exploration Activities. In order to have a Mining Permit granted, Aurora must present the Economic Exploitation Plan and the Mining Concession Request in one year from the approval of the Final Report.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

•	A description of any work completed on the property and its present condition.

Response: In response to this comment, please be advised as follows:

History and completed work.

Significant gold resources are located in northern Brazil, mainly in the Amazon region and in states such as Pará, Amazonas, Macapa, Minas Gerais, Rondonia and Acre. In 1958 a prospector found gold in one tributary of the Tapajos River. This discovery had triggered the largest gold rush in Brazil’s history. In a few years the region was flooded with more than 250,000 gold prospectors. This period saw significant artisanal activity, with the panning of most of the streams in the region. In early stages gold prospectors settled near the navigable rivers. Consequently the area surrounding the Tapajos River was developed first. From the 1960's to the 80's all the Tapajos region was controlled by artisanal miners or prospectors known locally as garimpeiros. Gold production figures are unknown.

During this time gold prices rose significantly. Artisanal gold mining areas (garimpos) grew out from traditional areas near river transport and subsequently small aircraft landing strips were constructed across the region. In more productive districts the airports grew into small villages which rapidly developed into towns. More than 600 landing strips were built in the jungle during this time.

Initially gold was extracted from alluvial sources in rivers and streambeds utilizing basic mining methods. Alluvial river beds were divided into little areas (10 x 10m), called "barrancos". These sites, which were selected randomly by the owner, were mined by individuals who had no concept of efficient mining methods.

During the 1990's the Tapajos gold production plunged. The main factors contributed to the fall were:

Lack of know-how

Little or no technical support

Poor understanding of geological aspects of their deposits

Bad management

Alluvial exhaustion

Grade dilution due to poor waste disposal

Higher operating costs

Lower gold prices

Little or no government support

As a result of the decline in artisanal gold production, two major changes occurred in the region: firstly, garimpeiros began to look for commercial arrangements with mining companies, and secondly, activity began to include limited primary mining, focused generally on weathered subsurface portions of gold bearing occurrences.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Rio Tinto Zinc (RTZ) was the first major company to start a serious exploration program in Tapajos and to deal directly with the garimpeiros. In less than one year RTZ discovered 2 small to medium sized gold deposits, drawing attention from several other mining companies.

During this time exploration investment increased sharply in the region and a number of very important discoveries made. Between 1992 and 1998 Rio Tinto discovered Jutaí, Ouro Roxo, São Jorge, Palito and V3. Figure 11 shows the location of some of the more important Tapajos gold projects.

In 1997 the mineral exploration boom in the region ended. Exploration funds were extremely limited as a result many foreign companies ceased operations in Brazil.

Renewed interest in exploration began in the area in 2004, generally by junior companies, inspired by the discovery of Tocantinzinho by Eldorado Gold. Aurora established options over numerous areas in the region during this period. Between 2004 and 2007 Aurora reviewed 13 properties and ranked them in priority. After follow up reviews Aurora reduced the number of properties to its current portfolio, based on probability of economic discoveries and infrastructure associated with the projects.

Aurora history with the current project licenses dates back to 2006. During 2006 Aurora carried out surface sampling on various targets. This sampling led to drilling on targets at Fofoca, Atacadao and Esmeril which were generated from garimpeiro workings with encouraging geology and surface sampling.

The data associated with the 2006 sampling was never supplied to Geosure and discussions with Aurora technical personnel suggested this data had been lost with the turnover of technical staff since 2006. In part the 2013 exploration plans have overlapped onto areas of interest defined in 2006 soil sampling program. No reliance has been placed on this data by ARXG and as it has never been supplied to Geosure then it is impossible to comment on the results of said programs.

The 2006 drilling program completed by Aurora was performed by Geoserv Boart Longyear Ltd of Brazil. During this time 5 holes were drilled into the Esmeril prospect and 11 holes were drilled into the Atacadao prospect. In 2006 first phase drilling was also performed at Fofoca. This program at Fofoca consisted of 17 holes for 2606.75 metres to a maximum depth of 184.95 metres with an average depth of 153.3 metres. All holes were drilled towards 000 with inclinations of between 45 and 60 degrees. This campaign resulted in several narrow high grade intercepts of auriferous quartz veins.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

A follow up drill program in 2007 was carried out by Explorer Drilling Services at Fofoca. It was not executed as planned and the second hole (FOF-DD-019) was abandoned as a result of mechanical failure. After the abandonment of this hole the program was cancelled as a result of financial problems.

Ground based geophysics was commissioned by Aurora and conducted by Fugro in 2008 to the west of Fofoca attempting to test the continuation of the structure to Cachoeirinha. Ground based investigations consisted of fourteen N-S survey lines 950 meters in length cut through the dense vegetation with 50m spacing for a total survey length of 13.30km covering an area of 0.665 km2 . The geophysics involved spectral IP and magnetics which supported the assumption that the Fofoca structure continued to the west and was displaced by late stage faulting immediately to the west of the known Fofoca mineralization. The results of the survey highlighted areas of high chargeability interpreted to correlate to disseminated sulphides as noted in the Fofoca lithologies. Surface sampling of exposures in trenches with grades up to 8g/t gold added to the potential of locating possible extensions to the Fofoca resource.

In July 2013 a further soil sampling program, covering an area of 2.3 km2 was conducted at Fofoca. The soil program was conducted over areas that had previously been sampled by Aurora but concerns regarding the old data had led to this attempt to validate the previous results. The 2013 Fofoca soil program generated some 1238 samples from a sample grid of 100 metre line spacing and 20 metres between sample point on each line, sample lines were orientated in a north-south direction. Samples were taken from a depth of approximately 1 m, using manual auger equipment. Sample weights generated were in the order of 3 kilograms and were split on site using a riffle spliter to generate 3 samples, one sample of 2 kilograms and two further samples of 0.5 kilograms each (3:1:1 split). Soil samples were geologically logged and one of the 0.5 kilogram samples sent for laboratory analysis and the other retained as a reference duplicate. All sample bags were closed securely directly after the split using cable ties, sample identification was achieved through numbers written on sample bags and waterproof tickets contained within the bag itself. Sample points, recorded via GPS, were recorded along with any additional observations. Samples were transported securely to Aurora's field office by work teams where they were reconciled, logged and prepared for secure road transport to Itaituba for sample preparation at Acme Analítica Laboratórios Ltda's preparation facilities in Itaituba, where samples were dried. pulverized, screened to 80 microns and split to obtain a 100 gram samples. Acme Analítica Laboratórios Ltda is part of the AcmeLabs group which subscribe to ISO 9001 ISO/IEC 17025 compliance. Pulverized samples were. The map below was prepared by Dmitry Makarov, a geologist with the Company.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Response: In response to this comment, please be advised as follows:

The Company has no significant plant and equipment, other than the usual geological tools utilised, and messing facilities for exploration field work. The Company has a custom built a trailer mounted pilot wash plant for testing alluvial and oxide material as bulk samples, along with a mini lab for onsite assay testing. The Company has 3 four wheel drive vehicles which are suitable for the exploration and transport needs to support the exploration.

As the Company is in an exploration stage there have been no subsurface improvements, and the Company has not excavated any subsurface access to mineralization.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

•	A description of equipment, infrastructure, and other facilities.

Response: In response to this comment, we have added the following disclosure beginning at page 20 of our amended filing:

The Săo Domingos property was a previous large alluvial operation, and the property area covers numerous areas of workings. The Săo Domingos property lies in the Tapajos Province of Para State, Brazil It is situated approximately 250 km SE of Itaituba, the regional centre. Small aircraft service Itaituba daily and on occasions flights can be sourced via Manaus. Access from Itaituba to site is by small aircraft to an airstrip located on the verge of the Township and/or via sealed and unsealed roads. The road is subject to seasonal closures and ‘wet’ season site access is granted via light aircraft utilizing the local airstrip.

The company has a house located in the township of Sao Domingo which provides office, messing and storage facilities to the field staff. The company has also acquired an area of 30 acres of land proximal to the Toucano target area, where a 10 man camp and messing facilities were constructed via a local contractor.

The project area has a series of unsealed roads that allow vehicular access to most areas of interest, after which short traverses on foot can access areas of interest.

The Sao Domingo Township provides adequate access to unskilled and semi-skilled labour, along with limited workshops and provision stores.

•	The current state of exploration of the property.

Response: In response to this comment, we have the following disclosure on page 21 of our amended filing:

The property is in an evaluation state whereby previous work is being reviewed in order to prioritise targets for follow up drilling as part of the value adding process.

•	The total costs incurred to date and all planned future costs.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Response: In response to this comment, we have added the following disclosure beginning at page 18 of our amended filing:

SAO DOMINGO EXPLORATION COSTS LIFE TO DATE	as at 31 Dec 2013
EXPLORATION GENERAL	332,785
EXPLORATION ASSAYING	31,611
EXPLORATION DRILLING	9,690
EXPLORATION FIELD AND CAMP COSTS	616,027
EXPLORATION GEOLOGICAL CONSULTING	544,526
EXPLORATION LICENSES	26,990
EXPLORATION SALARY AND WAGES	257,058
EXPLORATION TRAVEL AND HELICOPTER	196,858

TOTAL EXPLORATION COSTS:	2,015,544

Planned Expenditures page 7 of 10K

Subject to receipt of financing, Aurora intends to execute a 3 Stage Exploration Plan

Stage 1. Total meters drilled will be a maximum of 1,000. Budget US$350,000

Stage 2. Total meters drilled will be a maximum of 2,000. Budget US$700,000

Stage 3. Combined with stage 2 and includes tenement wide Auger program to comply with DNPM resource determination. Budget US$1,000,000

Stage 1 program.

Appraisal of grade and strike continuity to the North East and South West of the current garimpeiro workings at Toucano.

Test the mineralization below these workings. To date the garimpeiros have worked the upper oxide component of the mineralised material which comprises of an altered stock work within Parauari granites. Silica and pyrite are common in the higher grade zones and has a distinctive greyer colouring giving some visual control on mineralization trends.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

A 100m spaced series of grid lines grid are planned with one drill hole on each section, (geologist discretion), targeting the mineralization. The target is to intersect mineralization at or near the transition zone of Oxide to Sulphide, estimated within 30 to 40m from surface. It is anticipated that hole depths, inclined at -600 to 325 will be in the range of 60m to 100m. Orientation data is based on previous work within the Toucano pit area. The strike extent was also interpreted from geochem sampling of the area and which complimented technical measurements done on the oxide insitu lithologies.

First drill hole, TOU001, will be targeting mineralization in hanging wall and below the current workings. Following holes are designed to test the strike between the previous garimpeiro workings and to trace out the soil geochem results. QA,QC –monitored by the site manager and using commercial standards.

Stage 2 program.

This program designed to follow up on any strike continuity and to infill drill lines with a view to blocking out mineralised material.

Stage 3 program.

Auger drilling across the entire Toucano grid.

Planned for 1250 auger locations.

Contractor –Explorer Ltda (local exploration Co).

Auguring would be done down to auger refusal.

Samples would be collected on a 1m basis and sent for analysis in 2m composites or greater basis, based on field observations and experience during the program.

Any higher grade samples would then have the 1m fractions of the those intervals sent for reanalysis on a meter by meter basis.

•	The source of power and water that can be utilized at the property.

Response: In response to this comment, we have added the following disclosure on page 22 of our amended filing:

All power for the Sao Domingo property is via generators. The company has a series of generators to meet the needs of office functions, pumping and any three phase requirements for work shop related matter. Water is pumped from catchment areas and collected in tanks from natural rain water. The area has several permanent small rivers and creeks which provide ample water to the area throughout the year.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response: In response to this comment, we have stated in Item 1, Item 2 and Item 7 that the property is without known reserves and that the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address….:

4.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Response: In response to this comment, see map below which has been added to our amended filing on page 20.

5.	Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response: In response to this comment, we have revised our disclosure beginning at page 22 of our amended filing, with the following language.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

QAand QC of exploration samples

Drilling

A total of 1528 drill core samples were submitted to SGS Lakefield Geosol Laboratórios Ltda for chemical analysis from the two drilling campaigns in the Fofoca prospect in 2006 and 2007 (1359 in 2006 and 169 in 2007 respectively). Drilling was supervised by the Aurora geological team who inspected individual runs and ensured good recoveries and that depths and orientations were reconciled. Core was stored in labeled boxes at the drill site and transported securely by Aurora personnel to the Aurora core farm daily. Core was laid out for processing in the a purpose built core shed. Here core was logged lithologically and geotechnically, no RQD recovery measurements were taken. Limited structural data was captured. The core was marked up for sampling and photographed. The sample numbers were written on the wooden core boxes making it easier to sample and for future reference. Sample length varied enormously with samples varying from less than 70cm to over 6 metres in length. Quartz veining was sampled at a maximum interval of approximately 1 metre. Drill cores was sampled on site by cutting in half along the orientation line (no or little control on which half was sampled). The practice of cutting core along the orientation line should be avoided in future as this reference may be required if further geotechnical information is required from the core. Sample intervals were determined on different characteristics and mainly according whether the material was quartz vein or not, the sampling practise should be reviewed particularly given the limited geological knowledge which exits in relation to Fofoca and the other deposits of the area. All core was placed and secured in calico sample bags with sample numbers printed on the calico bags and also present on a 'ticket' placed inside the bag with the sample. Samples were logged and secured in larger polyweave sacks in consecutive sample order for secure transport to Itaituba for sample preparation at SGS laboratories sample preparation facility. All sampling and sample dispatch was done under the supervision of Aurora geology staff.

All samples used for validation and interpretation and in the mineralised material estimate were processed by SGS Lakefield Geosol Laboratórios Ltda, a global laboratory network who operate under ISO guidelines and are certified to ISO 9001:2000 industrial standards. SGS have preparation facilities and laboratories all over South America which included Itaituba at the time. Wet laboratory analyses for these samples were also processed by SGS of Brazil at their Belo Horizonte facilities. SGS was engaged as a commercial laboratory for analyses of samples and samples were prepared and analyzed under commercial terms. No relationship beyond service supplier and client exist between Aurora Gold Corporation and SGS Lakefield Geosol Laboratórios Ltda. Samples were securely shipped from São Domingós to the SGS sample preparation facility in Itaituba. Samples were dried at 105°C for a minimum of eight hours, then crushed to <2mm in a jaw crusher and samples were then split and quartered. A 250 gram fraction was pulverised in ring and puck pulverizer to pass through –150 mesh, with a laboratory standard of more than 80% passing. No grind checks were submitted to Geosure for validation. A representative portion of the pulverised 250 gram fraction was split in a riffle splitter and then sent to Belo Horizonte for quantitative chemical analysis at SGS’s wet laboratory.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

Samples were analysed for Au by fire assay (FA) in 50 gram beads, with an atomic absorption spectrometry (AAS) finish. A further 32 elements were determined by inductively coupled plasma mass spectrometry (ICP-MS).

Soils

In May-July 2013 the Fofoca Site was surveyed by geochemical profiling over the 100x20 m survey grid. A total of 1237 samples were collected in the course of implementation of the geochemical sampling program. All samples were analysed for 36 elements by the inductively coupled plasma-mass spectrometry method (ICP-MS) (Table 1) at the international accredited laboratory AcmeLabs, Vancouver, Canada. Each batch of samples included blank samples (blanks), standard samples (SRM) and duplicate samples. Every 100 samples included 2 duplicate samples, 2 standard samples (standard OxD108 - 0,414 ppm Au; and standard OxJ95 - 2,337 ppm Au), and one blank sample. Thus, 5% quality control was maintained.

 Map provided by Dmitry Makarov a geologist for the Company.

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

In responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of David E. Wise, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)558-2858

wiselaw@verizon.net

Sincerely,

/s/ Ross M. Dole

Ross M. Doyle
Chief Financial Officer

Aurora Gold Corp. Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com